[Transamerica Life Insurance Company letterhead]

July 30, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Transamerica Separate Account R3

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Life Insurance Company, as depositor, on behalf of Transamerica Separate Account R3, as registrant, hereby requests that the effective date of the above-captioned registration statement filed on Form N-6 be accelerated to August 30, 2010, or as soon thereafter as is reasonably practicable.

Transamerica Separate Account R3
(Registrant)

Transamerica Life Insurance Company
(Depositor)
By: /s/ Karen J. Epp
Name: Craig D. Vermie*
Title: General Counsel

* signed by Karen J. Epp as attorney-in-fact